UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 8)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended on February 18, 2011, March 2, 2011, March 8, 2011, March 9, 2011, March 11, 2011, March 23, 2011 and April 18, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Extension of the Offer.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the section entitled “Extension of the Offer” the following:

On April 20, 2011, Danaher issued a press release announcing that the Purchaser has extended the Offer until 12:00 midnight, New York City time, at the end of June 6, 2011, unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of Wednesday, April 27, 2011, and Danaher, Purchaser and Beckman Coulter have mutually agreed to this extension of the Offer. Computershare Trust Company, N.A., the depositary for the Offer, has advised Danaher that, as of 4:00 p.m., New York City time, on April 20, 2011, the stockholders of the Company had tendered and not validly withdrawn approximately 26,640,299 Shares. The full text of a press release by Danaher announcing the second extension of the Offer is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(C)	Press release issued by Danaher Corporation on April 20, 2011 (incorporated by reference to Exhibit (a)(5)(F) to Schedule TO-T/A of Danaher Corporation and Djanet Acquisition Corp., filed with the SEC on April 20, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 20, 2011

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